UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67928

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/16___ AND ENDING ___6/30/17___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: SpreadZero LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Park Avenue South, Suite 1300
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George   (603) 380-5435
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170, Northridge, CA 91324-1661			
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SpreadZero LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth George, CFO/FINop

IEVA L. WATSON
MY COMMISSION EXPIRES APRIL 19, 2022
NOTARY PUBLIC
NEW HAMPSHIRE

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

SPREADZERO LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2017

SPREADZERO LLC
Table of Contents
June 30, 2017

Page

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
SpreadZero LLC

We have audited the accompanying statement of financial condition of SpreadZero LLC as of June 30, 2017, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of SpreadZero LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of SpreadZero LLC's financial statements. The supplemental information is the responsibility of SpreadZero LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$	46,922
TOTAL ASSETS	$	46,922

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	7,500

Member's Equity

Member's capital	691,009
Deficit accumulated in the development stage	(651,587)
Total member's equity	39,422
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 46,922

The accompanying notes are an integral part of this financial statement.

2

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Operations
For the Year Ended June 30, 2017

Revenues			$	-
Expenses				
Regulatory fees	$	4,520		
Professional services		60,606		
Rent		4,800		
General and administrative		1,229		
Total expenses				71,155
Net loss			$	(71,155)

The accompanying notes are an integral part of this financial statement.

3

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Changes in Member's Equity
For the Year Ended June 30, 2017

Balance - July 1, 2016	$	39,713
Capital contributions for expenses - non-cash for the year ended June 30, 2017		70,864
Net loss		(71,155)
Balance - June 30, 2017	$	39,422

The accompanying notes are an integral part of this financial statement.

4

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended June 30, 2017

Cash flows from operating activities:		
Net loss	$	(71,155)
Adjustments to reconcile net loss to net cash used in operating activities:		
Allocation of Company expenses contributed by Parent as capital		70,864
Net change in operating assets and liabilitites:		
Decrease in other assets		2,093
(Decrease) in accrued expenses		(1,800)
Net cash provided by operating activities		2
Net increase in cash		2
Cash, beginning of year		46,920
Cash, end of year	$	46,922
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:		
Contribution of amounts due to Parent to capital	$	70,864

The accompanying notes are an integral part of this financial statement.

5

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SpreadZero LLC (the "Company"), a wholly owned subsidiary of SpeadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

The Company has been in the development stage since its formation and has not yet generated any revenue. The Company has had limited expenses consisting of start-up related activities. The Company is behind schedule for launching. The delay is due to the Parent refining the software for the trading platform. The Company has not determined when it will begin operations. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2016, 2015 and 2014.

(f) START-UP AND ORGANIZATIONAL COSTS

Start-up and organizational costs are expensed as incurred.

(g) RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(h) SUBSEQUENT EVENTS

For the year ended June 30, 2017, the Company has evaluated subsequent events for potential recognition or disclosure through August 21, 2017, the date the financial statements were available for issuance.

Note 2.   CURRENT OPERATING ENVIRONMENT

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3.   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2017, the Company had net capital and net capital requirements of $39,422 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of June 30, 2017, the Company's net capital ratio was .19 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

Note 4.   CASH CREDIT RISK CONCENTRATION

The Company maintains an account in a bank located in the New York area that is covered by federal insurance at June 30, 2017.

Note 5. COMMITMENTS AND CONTINGENCIES

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses are allocated from its Parent pursuant to an expense sharing agreement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. The Parent also pays for certain professional fees on behalf of the Company. For the year ended June 30, 2017, the allocation of Company expenses contributed by its Parent as capital was $70,864.

The Company is charged a certain percentage of rent based on office space used from its Parent on a monthly basis. Total rent expense for the year was $4,800.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Schedule I - Computation of Net Capital Pursuant to SEC Uniform Net Capital Rule 15c3-1
June 30, 2017

Credit:		
Member's Equity	$	39,422
Debits:		
Nonallowable assets:		
Other assets		-
Total debits		-
Net capital before haircuts		39,422
Haircuts on securities positions		-
Net Capital		39,422
Minimum requirements of 6-2/3% of aggregate indebtedness of $9,300 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	34,422
Aggregate Indebtedness:		
Accrued expenses		7,500
Total aggregate indebtedness	$	7,500
Ratio of Aggregate Indebtedness to Net Capital		.25 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of June 30, 2017.

See Independent Auditor's Report.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
June 30, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

SpreadZero LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) SpreadZero LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SpreadZero LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) SpreadZero LLC stated that SpreadZero LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SpreadZero LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpreadZero LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SPREADZERO LLC
RULE 15C3-3 EXEMPTION REPORT
FOR THE PERIOD ENDED JUNE 30, 2017

SpreadZero LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

SpreadZero LLC operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the year ended June 30, 2017 without exception.

I, Kenneth George, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth George, CFO/FINop
August 21, 2017